# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATLANTIC INTERNATIONAL CORP., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0002109214
Persons authorized to receive notices and communications: Guus Paul Wilhelm Franke, Gubelstrasse 11, Zug, Switzerland (V8), 3600, 41 (41) 711-4476

## Reporting persons
- Guus Paul Wilhelm Franke (CIK 0002109214): type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 12,516,070; shared voting power 0; sole dispositive power 12,516,070; shared dispositive power 0; aggregate amount beneficially owned 12,516,070 (16.66% of the class)
  Comment: Row 13: Based on (1) 62,611,656 shares of Common Stock, par value $0.00001 ("Common Stock"), of Atlantic International Corp. (the "Issuer"), outstanding on January 22, 2026, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 28, 2026 and (2) the 12,516,070 shares of Common Stock issued pursuant to the Acquisition Agreement (as defined below).
- Axiom Partners GmbH (CIK 0002109220): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ATLANTIC INTERNATIONAL CORP.
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Axiom Partners GmbH, a company organized under the laws of the Swiss Republic ("Axiom") and Guus Paul Wilhelm Franke ("GF"), a citizen of the Netherlands (each, a "Reporting Person" and, together, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is Gubbelstrasse 11, Zug Swiss.
Present principal occupation or employment: GF is the Chief Executive Officer of Axiom. Axiom is an investment firm whose principal business is to provide financial advisory services. See also Item 2(b).
Criminal convictions in the last five years: None of the Reporting Persons has, within the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Axiom is organized in Switzerland, and GF is a citizen of the Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons received the Common Stock reported in this Schedule 13D as a result of the closing of the Acquisition (as defined below).

On January 22, 2026, Axiom entered into an Acquisition Agreement (the "Acquisition Agreement"), with the Issuer and Circle8 Group B.V., a company organized under the laws of the Netherlands ("Circle8"), whereby the Issuer acquired from Axiom 100% of the outstanding equity of Circle8 (the "Acquisition"). As a result of the Acquisition, the Issuer issued GF a number of shares equal to 19.99% of the issued and outstanding shares of Common Stock as of 12:01 a.m. on January 23, 2026 (the "Closing Date").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors (the "Atlantic Board"), price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions ("Evaluation Factors"), the Reporting Persons may from time to time and at any time in the future determine (i) to acquire additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock (collectively, "Securities") in the open market, through private agreements or otherwise; (ii) to dispose of all or a portion of their Securities through public offerings or private transactions; (iii) to engage in any hedging or similar transactions with respect to the Securities; or (iv) to take any other available course of action.

The aggregate consideration for the Acquisition was equal to fifty percent of the shares of Common Stock on a Fully Diluted Basis (as defined in the Acquisition Agreement), which was delivered on January 23, 2026 as follows: (i) a number of shares issued to GF equal to 19.99% of the issued and outstanding shares of Common Stock as of the Closing Date (the "Initial Share Consideration"), and (ii) a convertible loan note issued to Axiom (the "Convertible Note").

The Convertible Note was issued in a principal amount of $161,961,751.20 convertible into an aggregate of 53,291,744 shares of Common Stock, equal to (i) 65,807,814 shares of Common Stock on a Fully Diluted Basis minus (ii) the Initial Share Consideration (the "Convertible Note Consideration"). The maturity date ("Maturity Date") of the Convertible Note shall be the earlier of: (a) twelve months from the date of issuance, (b) the date when the Issuer's stockholders approve the issuance of the Conversion Shares (as defined in the Convertible Note) in an amount equal to the Convertible Note Consideration, or (c) any other date on which any principal amount is declared to be, or becomes, due and payable pursuant to its terms prior to the Maturity Date pursuant to the terms of the Convertible Note.

Furthermore, in the event that the Convertible Promissory Note (the "IDC Promissory Note"), issued on June 18, 2024, as amended, to IDC Technologies, Inc. ("IDC") is converted to shares of Common Stock at the election of the IDC (as assigned), the Issuer shall, subject to receipt of the Required Company Stockholder Approval (as defined in the Acquisition Agreement), issue additional shares of Common Stock to Axiom (or its assignees) such that Axiom receives the same number of shares of Common Stock that it would have been entitled to if the number of shares issued to the IDC pursuant to the IDC Promissory Note had been reflected in the calculation of Common Stock on a Fully Diluted Basis (the "Contingent Share Consideration").

Pursuant to the Acquisition Agreement, the Issuer (i) established the size of the Atlantic Board at six directors, (ii) nominated and appointed, effective as of the Closing, GF to the Atlantic Board and (iii) caused him to serve as Executive Chairman of the Atlantic Board from and after the Closing with all rights and privileges including, but not limited to, the right to call a stockholders meeting. As Executive Chairman of the Atlantic Board, GF entered into an employment and board service agreement with the Issuer (the "Employment and Board Service Agreement"), which provides all executive perks, including stock options that vest over time and other stock incentives for achieving mutually agreed upon revenue or other financial targets.

GF was appointed to the Atlantic Board by Axiom pursuant to Axiom's right to designate a director to serve on the Atlantic Board under the Acquisition Agreement.

The Acquisition Agreement provides for registration rights, subject to certain exceptions. Following Closing, the Issuer must promptly file a registration statement for the Initial Share Consideration. Additionally, after any conversion of the Convertible Note into the Convertible Note Consideration, or upon receipt of the Contingent Share Consideration, the Issuer must promptly file a second registration statement to register such additional shares.

Voting Agreements

Concurrently with the execution of the Acquisition Agreement, Andrew Bressman, Jack Bressman, Christopher Broderick, Jeffrey Jagid, Jonathan Jagid, Joshua Jagid, Robert Machinist, Peri Sason, and Michael Tenore, representing, in the aggregate, 28.71% of the sum of (1) 62,611,656 issued and outstanding shares of Common Stock on January 22, 2026 and (2) the 12,516,070 shares of Common Stock issued pursuant to the Acquisition Agreement, entered into a Voting and Support Agreement with Axiom and the Issuer (the "Pre-Signing Voting Agreement"). Additionally, after the execution of the Acquisition Agreement, Francis Aylward, Allan Hartley, and R. W. Jones, representing, in the aggregate, 14.61% of the sum of (1) 62,611,656 issued and outstanding shares of Common Stock on January 22, 2026 and (2) the 12,516,070 shares of Common Stock issued pursuant to the Acquisition Agreement, each entered into a Post-Signing Voting and Support Agreement with Axiom and the Issuer (the "Post-Signing Voting Agreements" and, together with the Pre-Signing Voting Agreement, the "Voting Agreements").

Pursuant to the Voting Agreements, each of the stockholders agreed, subject to certain exceptions, to vote in favor of (I) approval of (1) the issuance of the shares of Common Stock issuable upon full conversion of the Convertible Note, (2) the additional issuance of shares of Common Stock contemplated to be issued to Axiom (or its designee) under the Acquisition Agreement in the event that the IDC Promissory Note converts, and (3) the transactions contemplated by the Acquisition Agreement and any agreements ancillary thereto, and (II) the approval of any proposal to adjourn the Company Stockholder Meeting (as defined in the Voting Agreements) to a later date if there are not sufficient votes for such approvals.

Additionally, pursuant to the Voting Agreements, each of the stockholders has agreed, subject to certain exceptions, to vote against (1) any Alternative Proposal (as defined in the Voting Agreements), (2) any action that would reasonably be expected to result in a breach of or failure to perform any representation, warranty, covenant or agreement of the Issuer under the Acquisition Agreement or the Convertible Note or of any stockholder under the Voting Agreements, (3) any action that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Acquisition Agreement, (4) any merger agreement or merger (other than the Acquisition Agreement and the conversion of the Convertible Note), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Atlantic or any of its subsidiaries, and (5) any amendment of the Issuer's organizational documents that would reasonably be expected to impair the ability of the Issuer, Axiom or Circle8 to complete the transactions contemplated by the Acquisition Agreement, or that would or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the conversion of the Convertible Note or the issuance of the Contingent Share Consideration.

In addition, pursuant to an agreement dated November 12, 2025, by and between Axiom and E.F. Hutton & Co, LLC ("EF Hutton") concerning financial advisory services provided to Axiom, EF Hutton was paid a transaction fee of 4,000,000 shares of Common Stock. In connection with the Acquisition, GF entered into a proxy agreement with EF Hutton under which EF Hutton granted GF the right to vote its shares of Common Stock in any meeting of stockholders to be called related to the Acquisition.

The foregoing descriptions of the Acquisition Agreement, the Convertible Note, the Employment and Board Service Agreement, and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Acquisition Agreement, the Convertible Note, the Employment and Board Service Agreement, and the forms of each of the Voting Agreements, which are attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, to this Schedule 13D and are hereby incorporated in their entirety into this Item 4 by reference.

From time to time, the Reporting Persons intend to engage in discussions with the Atlantic Board and/or members of the Issuer's management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer's business, operations, capital structure, governance (including the need for, and scope of, any special purpose committees of the Atlantic Board), management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions and commercial arrangements in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons intend to communicate with other stockholders or third parties regarding the foregoing, including negotiating with such third parties regarding the terms of potential transactions or other proposals that may be presented to the Reporting Persons.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently intend to take some or all of the Evaluation Factors into consideration.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 23, 2026, the aggregate number of shares of Common Stock beneficially owned by GF is 12,516,070 shares of Common Stock (the "Subject Shares"), which equals 16.66% of the sum of (1) 62,611,656 shares of Common Stock outstanding as of January 22, 2026 and (2) the 12,516,070 shares of Common Stock issued pursuant to the Acquisition Agreement. Axiom may be deemed to hold 0 shares, or 0% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
GF, as sole managing member and beneficial owner of Axiom, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the Subject Shares. GF would hold sole voting power and dispositive power over any shares held by Axiom; however, Axiom holds no shares.

Axiom specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 10, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

The descriptions of the Acquisition Agreement, the Convertible Note, the Employment and Board Service Agreement and the Voting Agreements set forth in Item 4 are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 Acquisition Agreement dated January 22, 2026 by and among Atlantic International Corp., Axiom Partners GmbH and Circle8 Group B.V. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the SEC on January 28, 2026).

https://www.sec.gov/Archives/edgar/data/1605888/000121390026008654/ea027410101ex2-1_atlantic.htm

Exhibit 99.2 Convertible Promissory Note dated January 23, 2026, from Atlantic International Corp. to Axiom Partners GmbH (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on January 28, 2026).

https://www.sec.gov/Archives/edgar/data/1605888/000121390026008654/ea027410101ex10-1_atlantic.htm

Exhibit 99.3 Employment and Board Service Agreement, dated as of January 23, 2026, by and between Atlantic International Corp. and Guus Franke, dated as of January 23, 2026 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on January 28, 2026).

https://www.sec.gov/Archives/edgar/data/1605888/000121390026008654/ea027410101ex10-2_atlantic.htm

Exhibit 99.4 Form of Pre-Signing Voting and Support Agreement, by and between Axiom Partners GmbH, Atlantic International Corp., and each of the stockholders set forth on Exhibit A thereto.

Exhibit 99.5 Form of Post-Signing Voting and Support Agreement, by and between Axiom Partners GmbH, Atlantic International Corp., and each of the stockholders set forth on Exhibit A thereto.

Exhibit 99.6 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, dated as of February 10, 2026.

## Signatures
- Guus Paul Wilhelm Franke: /s/ Guus Paul Wilhelm Franke, Guus Paul Wilhelm Franke (02/10/2026)
- Axiom Partners GmbH: /s/ Guus Paul Wilhelm Franke, Axiom Partners GmbH, by Guus Paul Wilhelm Franke, Chief Executive Officer (02/10/2026)